UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                   Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                     800013
                                 (CUSIP Number)

                                Hugh V. Sanderson
                               225 N. 13th Avenue
                            Laurel, Mississippi 39440
                                 (601) 649-4030
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               August 16, 2000
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following _.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 800013

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Hugh V. Sanderson

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) o
            (b) o

3)    SEC USE ONLY


4)    SOURCE OF FUNDS (See Instructions)

            Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                        (7)   SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                  246,209  shares  of  Common  Stock,  $1.00
                              par value per share ("Common Stock")
OWNED BY
EACH                    (8)   SHARED VOTING POWER
REPORTING
PERSON                        3,268,482 shares of Common Stock
WITH
                           (9) SOLE DISPOSITIVE POWER

                              244,086 shares of Common Stock

                          (10) SHARED DISPOSITIVE POWER

                              3,268,482 shares of Common Stock

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,514,691 shares of Common Stock


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12)   CHECK IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES (See
      Instructions)

            -
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.0%

14)   TYPE OF REPORTING PERSON (See Instructions)

            IN


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                                  SCHEDULE 13D

Preliminary Statement

      This statement on Schedule 13D is filed on behalf of the Reporting Person, who was qualified as a co-executor of the Estate of Dewey R. Sanderson, Jr. (the "Estate") on August 16, 2000. At that time, he may be deemed to have acquired the beneficial ownership of 3,268,482 shares of common stock, par value $1.00 per share, of Sanderson Farms, Inc. that are beneficially owned by the Estate. The Reporting Person disclaims the beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act.

ITEM 1.  Security and Issuer

      The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Sanderson Farms, Inc. a Mississippi corporation (the "Company"), whose principal executive offices are located at 225 N. 13th Street, Laurel, Mississippi 39440.

ITEM 2.  Identity and Background.

      (a)   This statement is filed on behalf of Hugh V. Sanderson.

      (b)   Mr.   Sanderson's   address  is  225  N.  13th   Street,   Laurel,
            Mississippi  39440.

      (c) Mr. Sanderson is the Corporate Sales Manager of the Company and a member of the Board of Directors of the Company.

      (d) During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Sanderson is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

      Not applicable.



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ITEM 4.  Purpose of Transaction.

      On August 16, 2000, Mr. Sanderson was qualified as a co-executor of his father's estate (the "Estate") in place of his mother who had previously served as executrix of the Estate, and therefore may be deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of those shares of Common Stock.

      Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions:

o the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent. These heirs and legatees are primarily the decedent's four children who include Mr. Sanderson and Robert Buck Sanderson, the co-executors of the Estate, as Mrs. Sanderson's mother, the decedent's widow, has disclaimed and renounced any and all interest in the Common Stock of the Estate bequeathed to her or to which she may otherwise be entitled under the Mississippi laws of descent and distribution;

o     an   extraordinary   corporate   transaction,    such   as   a   merger,
      reorganization or liquidation, involving the Company or any of its subsidiaries;

o a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

o any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

o any material change in the present capitalization or dividend policy of the Company;

o any other material change in the Company's business or corporate structure;

o changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

o causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

o     causing a class of  securities  of the  Company to become  eligible  for
      termination  of  registration   pursuant  to   Section 12(g)(4)  of  the
      Exchange Act; or

o     any action similar to any of those enumerated above.

      Mr. Sanderson is an officer and director of the Company and, as such, participates in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time.

ITEM 5.  Interest in Securities of the Issuer.

      (a) Mr. Sanderson is the beneficial owner of 3,514,691 shares of Common Stock, representing approximately 24.0% of the shares of Common Stock of the Company outstanding.

      (b) Of the 3,514,691 shares of Common Stock reported herein as beneficially owned by Mr. Sanderson, he is the record owner of 244,086 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

      Mr. Sanderson is the beneficial owner of 2,123 shares allocated to his account in the Company's Employee Stock Option Plan ("ESOP") and has the sole power to vote or to direct the vote of these shares. The trustees of the ESOP share the power to dispose or to direct the disposition of these 2,123 shares.

      Mr. Sanderson may be deemed to be the beneficial owner of 3,268,482 shares as the co-executor of the Estate and, as such, shares with Robert Buck Sanderson, as co-executors, the power to vote or to direct the vote and to dispose or to direct the disposition of these 3,268,482 shares. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 3,268,482 shares owned of record by the Estate.

      The business address of Robert Buck Sanderson, who serves with Mr. Sanderson as co-executors, is 225 N. 13th Street, Laurel, Mississippi 39440. He is the Corporate Sales Manager of the Company and a member of the Board of Directors of the Company. During the last five years, Robert Buck Sanderson has not been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Robert Buck Sanderson is a citizen of the United States.

      (c) During the past sixty days, Mr. Sanderson has not effected any transactions involving the Common Stock of the Company, other than as described in Item 6.

      (d) The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,268,482 shares owned of record by the Estate and reported herein as beneficially owned by Mr.
Sanderson,  and this  interest  relates  to more  than 5% of the class of Common
Stock outstanding. Pursuant to Rule 13d-4, Mr. Sanderson disclaims the beneficial ownership of these shares.

      (e)   Not applicable.

ITEM  6.  Contracts,   Arrangements,   Understandings  or  Relationships  With
Respect to Securities of the Issuer.

      Pursuant to a Pledge Agreement dated as of September 2, 2000 (the "Pledge Agreement") by and between Union Planters Bank, N.A. (the "Lender") and the Co-Executors of Estate, not individually but solely in their capacities as co-executors, the Estate pledged 1,703,364 of its shares of Common Stock to secure its obligations under the Credit Agreement dated as of September 2, 2000 (the "Credit Agreement") by and between the Lender and the Co-Executors, not individually but solely as co-executors. The Credit Agreement pertains to borrowings of $6,148,050, the proceeds of which were used primarily to pay estate taxes. Copies of the Credit Agreement and the Pledge Agreement are filed as exhibits to the Amendment No. 1 to Schedule 13D filed by the Estate of Dewey
R. Sanderson, Jr. on September 22, 2000.

      Description of the contents of any document referred to in this Schedule 13D and filed as an exhibit hereto or incorporated by reference herein is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated by reference herein.

ITEM 7.  Material to be Filed as Exhibits.

EXHIBIT 1 Credit Agreement dated as of September 2, 2000 among Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A. (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on September 22, 2000).

EXHIBIT 2 Pledge Agreement dated as of September 2, 2000 by and between Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A. (incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on September 22, 2000).

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                          /s/Hugh V. Sanderson
                                          Hugh V. Sanderson


Dated: September 22, 2000